ZODIAC EXPLORATION INC.

MANAGEMENT PROXY CIRCULAR DATED MAY 13, 2011

For the Annual and Special Meeting of Shareholders to be held at 2:00 p.m. (Calgary time) on Friday, June 17, 2011, in the Mount Assiniboine Room at the Hotel Le Germain, 899 Centre Street Southwest, Calgary, AB T2G 1B8

This Management Proxy Circular ("Information Circular") is furnished in connection with the solicitation of proxies by the management of ZODIAC EXPLORATION INC. (the "Corporation") for use at the Annual and Special Meeting (the "Meeting") of the holders of common shares ("Common Shares") of the Corporation, to be held in the Mount Assiniboine Room at the Hotel Le Germain, 899 Centre Street Southwest, Calgary, AB T2G 1B8  Calgary, Alberta, on June 17, 2011, at 2:00 p.m. (Calgary time), and any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at May 12, 2011.  All dollar amounts in the Information Circular, unless otherwise indicated, are stated in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

GENERAL PROXY INFORMATION

General Meeting Requirements

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting shall be the close of business on May 12, 2011 (the "Record Date").  Only shareholders whose names have been entered in the register of shareholders on the close of business on that date will be entitled to receive notice of and to vote at the Meeting,

Shareholders of the Corporation of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.  The presence in person or by proxy of at least two persons entitled to vote is necessary to convene the Meeting.  Each resolution, other than the Consolidation Resolution (as defined herein) that will be placed before the Meeting will be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution.  The Consolidation Resolution is a special resolution requiring for its approval 66⅔% of the votes cast in respect of the resolution.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders registered as of the Record Date on the Corporation's list of shareholders maintained by the Corporation's Transfer Agent, Olympia Trust Company, unless specifically stated otherwise.

Beneficial Holders of Shares

The information set forth in this section is provided to beneficial holders of Common Shares who do not hold their Common Shares in their own name ("Beneficial Shareholders").  Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting.  If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation.  Such shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms).  Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the broker/nominees are prohibited from voting shares for their clients.  The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to Broadridge.  Often Beneficial Shareholders are alternatively provided with a toll free telephone number to vote their shares or website address where shares can be voted.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction request or a proxy with a Broadridge sticker on it cannot use that instruction request or proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the shares voted.  Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by Broadridge well in advance of the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Persons Making the Solicitation

This Information Circular is furnished by and in connection with the solicitation of proxies by management of the Corporation for use at the Meeting, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors, officers and employees of the Corporation at nominal cost.  All costs of solicitation by management will be borne by the Corporation.

Appointment of Proxies

The persons named as proxy holders in the accompanying form of proxy are directors and/or officers of the Corporation and were designated by the management of the Corporation.  A registered shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy.  A proxy will not be valid unless a properly completed proxy form is received by the Corporation's Transfer Agent, Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the province of Alberta) before the time for holding the Meeting, or adjournment thereof.

Revocation of Proxies

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxy

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein.  If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend to vote such Common Shares in favour of all of the resolutions described herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting.  In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value, each such share carrying the right to one vote on each matter to be considered at the Meeting.  As at the date hereof, there are 325,975,379 Common Shares issued and outstanding.  The Corporation has set the Record Date for the Meeting as May 12, 2011.

To the best of the knowledge of management of the Corporation and based on information as at the date hereof, there are no persons who own, control or direct, directly or indirectly, more than 10% of the outstanding Common Shares other than as set forth below:

Name of Holder	Number of Common Shares	Percentage of Class
Chilton Global Natural Resources Partners L.P., USA	45,717,547	14.0%
Prudential Jennison Natural Resources Fund, Inc.	33,790,800	10.4%

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, shareholders will receive the audited financial statements of the Corporation for the period ended September 30, 2010 and the Auditor's Report on such statements.

Fixing the Number of Directors

At the Meeting, shareholders will be asked to fix the number of directors for the present time at five (5), as may be adjusted between meetings of shareholders by way of resolution of the board of directors of the Corporation.  Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for an ordinary resolution in favour of electing the number of directors to be elected at the Meeting at five (5).

Election of Directors

The directors of the Corporation are elected annually and hold office until the next annual meeting of shareholders or until their successors are appointed.  Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote in favour of the election of directors of the nominees of management listed below.

Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies for the election of directors is withheld.

The persons named in the following table are management's nominees to the board of directors of the Corporation.  All of the proposed nominees are ordinarily resident in Canada.

The names and municipality of residence of the persons either nominated for or presently holding office as directors, the number of Common Shares beneficially owned, controlled or directed, directly or indirectly, the period served as director and the principal occupation during the last five years of each are as follows:

Name and Municipality of Residence	Position to be Held	Number of Common Shares	Director / Officer Since	Principal Occupation
Murray Rodgers(1) Bragg Creek, Alberta	President, Chief Executive Officer and Director	5,759,515	September 28, 2010

Mr. Rodgers has been President and CEO of Zodiac Exploration Corp. since June 2008 and was made President and CEO of Zodiac on September 28, 2010.  Prior to starting Zodiac in June 2008 he was the first technical staff member and eventually rose to President and CEO of Trident Exploration over a period of six years.

Stanley Clay Robinson Jr. B.Sc(1)(2) (3) (4) Houston, Texas	Director and Non-Executive Chairman	829,500	September 28, 2010

Mr. Robinson has been a self-employed oil and gas consultant since August 2002.  Mr. Robinson has over 30 years of worldwide exploration experience including 20 years in senior technical and management roles with Exxon.  After leaving Exxon Mr. Robinson worked as VP Exploration and Company Officer for the International division of Pogo Producing Co. and then as a technical advisor to the Red Willow Production Company.  Mr. Robinson is now self-employed.

Douglas E. Allen(2)(3) Calgary, Alberta	Director	Nil	September 28, 2010

Mr. Allen has over 30 years of advanced financial and oil and gas executive experience.  Mr. Allen is currently the CFO of Orion Oil & Gas Corporation ("Orion") where he has held that position since October 2009.  Prior to Orion, Mr. Allen was principal of his own corporate finance consulting firm, Crux Financial Ltd. from July 2007 through September 2009.  Prior to Crux, Mr. Allen was CFO of North American Oilsands which was sold to Statoil in 2007 for $2 billion.

Robert Cross(2)(3) West Vancouver, British Columbia	Director	11,951,473	September 28, 2010	Mr. Cross serves as an independent director and, in some cases, non-executive chairman of several public companies in the resource sector.
Gary S. Guidry(1) Sundre, Alberta	Director	Nil	September 28, 2010

Mr. Guidry has over 25 years of worldwide exploration and development experience.  Currently Mr. Guidry is the President and CEO of Orion.  Prior to starting Orion, Mr. Guidry was the CEO of Tanganyika Oil which was sold to Sinopec for $2.1 billion.  Prior to Tanganyika, Mr. Guidry had been the President and CEO of Calpine Energy Trust and the President of AEC (EnCana) International.

Notes:

1.

Member of the Reserves and Risk Assessment Committee.

2.

Member of the Audit Committee.

3.

Member of the Compensation Committee.

4.

Non-Executive Chairman of the board of directors of the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To our knowledge, no proposed director is, or has been: (a) in the last 10 years, a director, chief executive officer or chief financial officer of an issuer (including the Corporation) that: (i) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "order"), or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) within 10 years of the date hereof, a director or executive officer of an issuer (including the Corporation) that while that person was acting in such capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

In addition, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP ("PwC") to serve as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such.  PwC was first appointed as the Corporation's auditors on September 28, 2010.

Approval of Share Option Plan

The rules of the TSX Venture Exchange require that shareholders approve "rolling" 10% share options plans at each annual meeting of shareholders.  Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed advisable, approve the Corporation's rolling share option plan (the "Option Plan") which authorizes the board of directors of the Corporation, or any committee of the board of directors of the Corporation, to whom the operation of the Option Plan may be delegated, to grant to directors, officers, employees and consultants of the Corporation options to purchase Common Shares as detailed under "Executive Compensation – Share Option Plan".  The aggregate number of Common Shares reserved for issuance on exercise of all share options granted under the Option Plan at any time shall not exceed 10% of the number of Common Shares issued and outstanding at such time.  A copy of the Option Plan will be available for inspection at the Meeting and will be sent to any shareholder upon request.

Accordingly, at the Meeting, shareholders will be asked to consider and, if thought appropriate, approve the following ordinary resolution to approve the Option Plan:

"BE IT RESOLVED, as an ordinary resolution of the shareholders of Zodiac Exploration Inc. (the "Corporation"), that:

1.

the share option plan of the Corporation, which provides for the rolling grant of options to acquire up to 10% of the number of issued and outstanding common shares of the Corporation, be and the same is hereby ratified, confirmed and approved; and

2.

any one director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution."

Share Consolidation

At the Meeting, shareholders will be asked to consider and, if thought appropriate, to pass, with or without variation, a special resolution (the "Consolidation Resolution") to amend the articles of the Corporation to effect the consolidation (the "Consolidation") of the Common Shares on the basis of one (1) Common Share for up to a maximum of each four (4) issued and outstanding Common Shares.  Upon the Consolidation becoming effective, if completed on the basis of one (1) Common Share for each four (4) issued and outstanding Common Shares, there will be approximately 81,493,845 Common Shares in the capital of the Corporation issued and outstanding.

The Corporation will not be required, upon the Consolidation becoming effective, to issue fractions of Common Shares or to distribute certificates which evidence fractional shares. Any fractional Common Shares to which a shareholder is entitled shall be aggregated to form whole Common Shares with any remaining fractional shares rounded up to the nearest whole Common Share, provided that no shareholder shall be entitled to more than one such rounding up.

Accordingly, at the Meeting, shareholders will be asked to consider and, if thought appropriate, approve the Consolidation Resolution as follows:

"BE IT RESOLVED, as a special resolution of the shareholders of Zodiac Exploration Inc. (the "Corporation"), that:

1.

pursuant to section 173(1)(f) of the Business Corporations Act (Alberta), the Articles of Amalgamation of the Corporation be amended to consolidate all of the issued and outstanding common shares of the Corporation on the basis of one (1) post-consolidation common share for each four (4) issued and outstanding pre-consolidation common shares in the capital of the Corporation;

2.

where the consolidation would otherwise result in a registered holder of common shares of the Corporation being entitled to receive a fraction of a Common Share, each registered holder shall receive the next highest whole number of Common Shares, provided that no registered shareholder shall be entitled to more than one such rounding up;

3.

the directors of the Corporation are hereby authorized to revoke this special resolution before it is acted on, without any further approval or authorization of the shareholders of the Corporation; and

4.

any one director or officer of the Corporation be and is hereby authorized to do all such further acts and things and execute all such documents and instruments as may be necessary or desirable to give effect to the matters contemplated by this special resolution, including but not limited to the filing of articles of amendment under the Business Corporations Act (Alberta)."

In order to be effective, the special resolution approving the Consolidation must be passed by a majority of not less than two-thirds of the votes cast by shareholders present in person or by proxy at the Meeting.

A letter of transmittal accompanies this Information Circular.  If the Consolidation is approved, shareholders may obtain, on or after the effective date, certificate(s) representing their post-Consolidation Common Shares upon delivery to Olympia Trust Company of a duly completed and signed letter of transmittal along with certificate(s) representing their pre-Consolidation Common Shares.

The board of directors of the Corporation believes that the Consolidation Resolution is in the best interests of the Corporation as the Corporation is currently considering registering its Common Shares for trading in the U.S. and obtaining a listing of its Common Shares on the NYSE Amex Equities (the "AMEX") within the next twelve months from the date of this Information Circular.  A requirement for listing on the AMEX exchange is that the common shares of the Issuer have a minimum price of $2.00/share and the Consolidation would help ensure that this listing requirement would be satisfied.  As a result, the board of directors of the Corporation unanimously recommends that shareholders vote in favour of the Consolidation Resolution.  Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the Consolidation.

STATEMENT OF EXECUTIVE COMPENSATION

Role and Composition of the Compensation Committee

The Corporation's executive compensation program is administered by the compensation committee (the "Compensation Committee") of its board of directors.  The Compensation Committee's mandate is to assist the board of directors in fulfilling its responsibility with respect to human resource policies and compensation of the directors, officers and employees of the Corporation and, if applicable, its subsidiaries, in the context of the Corporation's budget and business plan.  The duties and responsibilities of the Compensation Committee are further described under the heading "Corporate Governance Disclosure".  The Compensation Committee is presently composed of Messrs. Robert Cross (Compensation Committee Chairman), Douglas Allen and Clay Robinson.  All of these directors are "independent" for the purposes of National Instrument 58-201 – Corporate Governance Guidelines.

Compensation Principles and Objectives

The Corporation's compensation program supports its commitment to delivering strong performance for its shareholders.  The compensation policies are designed to attract, recruit and retain quality and experienced people, which is critical to the success of the Corporation and to motivate their performance in order to achieve the Corporation's strategic objectives and to align the interests of the executive officers and other employees with the long term interests of the Corporation's shareholders and enhancement in share value.  The Compensation Committee also recognizes that the executive compensation program must be sufficiently flexible in order to adapt to unexpected developments in the oil and gas industry and the impact of internal and market related occurrences from time to time.

The Corporation's executive compensation program varies from year to year, although generally includes one or more of the following components: (i) base salary; (ii) short-term incentive compensation comprised of discretionary cash bonuses; and (iii) long-term incentive compensation comprised of stock options and / or performance warrants.  Together, these components support the Corporation's long-term growth strategy and are designed to address the following key objectives:

•

Align executive compensation with corporate performance and therefore shareholders' interests;

•

Attract and retain highly qualified management; and

•

Provide incentives that encourage superior corporate performance to support the Corporation's overall business strategy and objectives.

Compensation Review Process

When determining executive compensation, including the assessment of the competitiveness of the Corporation's compensation program, management and the Compensation Committee reviews the compensation practices of various companies which operate in a similar business environment and may be of similar size, scope and complexity.

In arriving at base salaries and the grant of options for employees including executive officers of the Corporation (other than the President and Chief Executive Officer), the President and Chief Executive Officer of the Corporation,  makes annual recommendations to the Compensation Committee with respect to the appropriate salary, cash bonuses and long term incentive for each individual.  Upon the receipt of the recommendation, the Compensation Committee reviews the recommendations and with its own review of the Corporation's performance, executive performance and data available to it, the Compensation Committee makes recommendations to the board of directors of the compensation package for the executive officers and employees.  Consultation between the Chief Executive Officer and the Compensation Committee Chairman is customary during this process.  The President and Chief Executive Officer's compensation package is established by the Compensation Committee and recommended to the board of directors for review, discussion and approval.

The Compensation Committee does not set specific performance objectives in assessing the performance of the Chief Executive Officer and other executive officers; rather the Compensation Committee uses its experience and judgement in determining the overall compensation package for the Chief Executive Officer and other executive officers.  Factors considered by the Compensation Committee include, but are not limited to, achievement of strategic objectives including financing and operational objectives, net asset value growth per share and the Corporation's performance for all of the above noted objectives in relation to the performance of its industry peer group.

Elements of the Corporation's Compensation Program

Base Salaries

The base salary component is intended to provide a fixed level of competitive pay that reflects each executive officer's primary duties and responsibilities.  It is the strategy and intention of the Corporation to have base salaries which are comparable to amounts paid to executives of similar companies based in Canada with international oil and gas operations.  The base salary also provides a foundation upon which performance-based incentive compensation elements are assessed and established.  The Compensation Committee recognizes that the size of the Corporation prohibits base salary compensation for executive officers from matching those of larger companies in the oil and gas industry and accordingly, performance-based compensation elements are an integral component of the executive compensation package.  Salaries of executive officers are reviewed at least annually.

Short Term Incentive Compensation – Discretionary Cash Bonuses

In addition to base salaries, the Corporation may award discretionary cash bonuses to employees of the Corporation, including executive officers.  The Corporation does not have a formal bonus plan and the amount of bonuses paid is not set in relation to any formula or specific criteria but is a result of a subjective determination based on, in the case of non-executive employees, the employee's contribution in adding share value and the employee's contribution to overall corporate goals.  In the case of executive officers, including the Chief Executive Officer, bonus awards are discretionary and while there are no specific targets or criteria set out, matters such as changes in share price and achieving operational and financial goals as well as strategic goals are considered.  No maximum bonus has been established for any executive officers.  The award of cash bonuses has not traditionally been targeted at maintaining the Corporation's cash compensation at any specific level relative to its peer group.

Long Term Incentive Compensation – Stock Options

Stock options are granted under the Option Plan to directors, executive officers, employees, consultants and other service providers of the Corporation.  The Option Plan promotes an ownership perspective among executives, encourages the retention of key executives and provides an incentive to enhance shareholder value by furthering the Corporation's growth and profitability.  Stock options form an integral component of the total compensation package provided to the Corporation's executive officers.  Participation in the Option Plan rewards overall corporate performance, as measured through the share price of the Common Shares.  In addition, the Option Plan enables executives to develop and maintain a significant ownership position in the Corporation.

Stock options granted under the Option Plan are normally recommended by the President and Chief Executive Officer to the Compensation Committee and approved by the board of directors of the Corporation.  Initial stock option grants to an employee are made upon the commencement of an individual's employment with the Corporation based on the level of responsibility within the Corporation.  Additional stock option grants may be made periodically to ensure that the number of Common Shares that may be acquired underlying the stock options granted to any particular individual is commensurate with the level of ongoing responsibility within the Corporation.

Long Term Incentive Compensation – Performance Warrants

The Corporation currently has 10,150,000 performance warrants ("Performance Warrants") outstanding to purchase an aggregate of 10,150,000 Common Shares, which represents approximately 3.1% of the issued and outstanding Common Shares at May 12, 2011.  The Corporation includes the number of Performance Warrants in determining the number of securities available for grant under the Equity Compensation Limit.  The Performance Warrants are exercisable by the holders thereof at an exercise price of $0.207 per Common Share.  As of the date of this Information Circular, all of the outstanding Performance Warrants have vested.  The table below summarizes the hurdle events set forth in the performance warrant certificates that were issued to the holders of the Performance Warrants:

Vesting Event(1)(2)	Percent of Warrants that Vest
Date of the Initial Liquidity Event	25%
Date on which the Weighted Average Price is 1.33 X the Initial Liquidity Price	25%
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Notes:

1.

The completion of the reverse take-over transaction with Peninsula Resources Ltd. ("Peninsula") and listing of the Common Shares on the TSX Venture Exchange constituted the "Initial Liquidity Event" for the purposes of the table above.

2.

"Weighted Average Price" is defined as the weighted average price of the Common Shares during the 20 consecutive trading days immediately preceding the applicable date.  "Initial Liquidity Price" is defined as the price per Common Share for a financing conducted contemporaneously with the Initial Liquidity Event, which equated to the Subscription Receipt Price (as defined herein).

The Performance Warrants were originally granted on April 6, 2010 to the executive officers of Zodiac Exploration Corp. ("Old Zodiac" and were assumed by the Corporation in connection with the RTO (as defined herein)) as a long-term incentive and expire on April 6, 2015.  The number of Performance Warrants outstanding at any one time is included in determining the number of Options that may be granted pursuant to the Corporation's rolling Option Plan.

The Performance Warrants were designed to act as a long-term retention incentive for the holders thereof and to enhance shareholder value by aligning the interests of the holders with the interest of the shareholders in the growth and profitability of the Corporation.  The Performance Warrants promote an ownership perspective among executives, encourages the retention of key executives and provides an incentive to enhance shareholder value by furthering the Corporation's growth and profitability and enables executives to develop and maintain a significant ownership position in the Corporation.  Additionally, the Performance Warrants were specifically designed to provide a financial incentive to the holders upon the price of the Common Shares meeting certain value thresholds as set forth above.  At present, the Compensation Committee and the board of directors of the Corporation do not intend to make any additional grants of Performance Warrants.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards a common goal of enhancing shareholder value.  The Compensation Committee and the board of directors of the Corporation will continue to review compensation policies to ensure that the compensation policies are competitive within the oil and natural gas industry and consistent with the performance of the Corporation.

Summary Compensation Table

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer, Chief Financial Officer and three other officers (or the three most highly compensated individuals acting in a similar capacity) other than the Chief Executive Officer or Chief Financial Officer of the Corporation at the end of the most recently completed fiscal year whose total compensation was more than $150,000 (each, a "Named Executive Officer" or collectively the "Named Executive Officers").  The following table sets out all compensation awarded to, earned by or paid to each Named Executive Officer for the three most recently completed fiscal years.

					Non-equity incentive plan compensation
Name and principal position	Period Ended(4)	Salary ($)	Share-based awards (5) ($)	Option-based awards(6) ($)	Annual Incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Murray Rodger (1) President & Chief Executive Officer	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Louisa DeCarlo (1) Chief Operating Officer	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Randy Neely (1) Chief Financial Officer	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Graham Reveleigh (2) (3) President	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Charles Ross (2) (3) Chief Financial Officer	2010	22,500	Nil	Nil	Nil	Nil	Nil	Nil	22,500
	2009	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000
	2008	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000

Notes:

1.

Messrs. Rodgers and Neely and Ms DeCarlo were formerly executive officers of Old Zodiac, which entity acquired Peninsula by way of reverse take-over (the "RTO").  The Corporation is the issuer resulting from the RTO.  On September 28, 2010, the closing date of the RTO, Messrs. Rodgers and Neely and Ms. DeCarlo were appointed as the President and CEO, CFO and COO, respectively, effective September 28, 2010, two days prior to the financial year end of the Corporation.  The annual salaries for Mr. Rodgers, Mr. Neely and Ms. DeCarlo at September 30, 2010 were $240,000, $210,000 and $210,000, respectively.

2.

Messrs. Reveleigh and Ross resigned their positions of President and Chief Financial Officer effective September 28, 2010.  Mr. Ross received $2,500 per month as a consulting fee during the nine (9) months ended September 30, 2010 for total compensation of $22,500.

3.

All of Peninsula's stock options outstanding prior to the closing of the RTO were cancelled on September 28, 2010.

4.

For 2008 and 2009, the fiscal year-end of the Corporation was June 30.  In 2010, the Corporation changed its year end to September 30.  Given 2010 was a transition year for the change in year end, the period indicated for 2010 is for the 9 months ending September 30, 2010.

5.

On April 6, 2010, Mr. Rodgers, Mr. Neely and Ms. DeCarlo were granted Performance Warrants by Old Zodiac, which, following the RTO, are exercisable into Common Shares of the Corporation after giving effect to the exchange ratio for the RTO of 1.45 Common Shares of the Corporation for each one (1) common share of Old Zodiac (the "Exchange Ratio"), in the amounts of 3,987,500, 2,900,000, and 3,262,500 Common Shares, respectively.  At the time of grant, using the Black Scholes options pricing methodology and the assumptions of: (i) fair value for the shares equalling $0.207; (ii) a risk free rate of 1.75%; (iii) a term of 2.6 years; and (iv) a volatility of 75.4%, the Performance Warrants were estimated to have a value of $386,857, $281,351 and $316,519 for the grants to Messrs. Rodgers and Neely and Ms. DeCarlo, respectively.

6.

On April 1, 2010, Mr. Rodgers, Mr. Neely and Ms. DeCarlo were granted stock options by Old Zodiac, which are exercisable into Common Shares after giving effect to the Exchange Ratio, in the amounts of 870,000, 580,000 and 580,000 Common Shares, respectively.  At the time of grant, using the Black Scholes options pricing methodology and the assumptions of: (i) fair value for the shares equalling $0.207; (ii) a risk free rate of 1.62%; (iii) a term of 2.6 years; and (iv) a volatility of 75.4%, the stock options were estimated to have a value of $84,216, $56,144 and $56,144 for the grants to Messrs. Rodgers and Neely and Ms. DeCarlo, respectively.

Stock Option Plan

Directors, officers, employees and consultants are eligible to participate in the Option Plan.  Awards are made from time to time to participants at varying levels which are generally consistent with the individual's level of responsibility within the Corporation.  The grant of options to certain directors, officers, key employees and consultants will be subject to the conditions contained in the Option Plan and may be subject to additional conditions determined by the board of directors from time to time.  The Corporation initially adopted the Option Plan on September 28, 2010.

The Option Plan currently limits the number of Common Shares that may be issued on exercise of options to a number not exceeding 10% of the number of Common Shares which are outstanding from time to time.  Options that are cancelled, terminated or expired prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being made available for a subsequent grant of options pursuant to the Option Plan.  As the Option Plan is a "rolling" plan, the issuance of additional Common Shares by the Corporation or the exercise of Options will also give rise to additional availability under the Option Plan.  Options granted pursuant to the Option Plan have a term not exceeding ten (10) years and vest in such matter as determined by the Committee.  In the absence of any specific determination to the contrary by the Committee, Options will vest and be exercisable as to one-third on each of the first, second and third anniversaries of the date of grant, subject to acceleration of vesting at the discretion of the Committee.  If an option is set to expire within any Black Out Period (as such term is defined in the Option Plan) or within nine (9) business days following the end of any Black Out Period, the expiry date of the Options shall be extended for ten (10) business days following the end of the Black Out Period.

The exercise price of the Options granted pursuant to the Option Plan is determined by the Committee at the time of grant, provided that the exercise price shall not be less than the closing trading price of the Common Shares on the TSX Venture Exchange (or such stock exchange on which the Common Shares may be listed) on the last trading day immediately preceding the date of grant.

The number of Common Shares reserved for issuance on exercise of Options, within a one year period, to any one optionee shall not exceed 5% of the outstanding Common Shares.  In addition, the maximum number of securities of the Corporation issuable to insiders and their associates and affiliates at any time pursuant to all security based compensation arrangements of the Corporation shall not exceed 10% of the number of outstanding Common Shares and the maximum number of securities of the Corporation issued to insiders and their associates and affiliates, within any one year period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the number of outstanding Common Shares.  The maximum number of Common Shares issuable to consultants of the Corporation in any twelve month period shall not exceed 2% of the outstanding Common Shares.  Options granted under the Option Plan are not transferable or assignable.

If an optionee ceases to be a director, officer or employee of, or consultant to the Corporation or a subsidiary (other than by reason of death) the optionee has a period not in excess of 90 days as prescribed by the board of directors of the Corporation at the time of grant following the date the optionee ceased to be a director, officer, employee or consultant to exercise options held to the extent that the optionee was entitled to exercise the options at the date of such cessation.  In the event of death of the optionee, the options shall be exercisable to the extent that the optionee was entitled to exercise the options at the date of death for a period of one year after such death.

The Board may terminate or discontinue the Option Plan at any time without the consent of the optionees provided that such termination or discontinuance shall not alter or impair any option previously granted under the Option Plan.  The Board may by resolution amend the Option Plan and any options granted under it without shareholder approval, however, the Board will not be entitled, in the absences of shareholder approval and the approval of the TSX Venture Exchange, to: (a) reduce the exercise price of an option held by an insider of the Corporation; (b) extend the expiry date of an option held by an insider of the Corporation (subject to such date being extended by virtue of a Blackout Expiry Period); (c) amend the limitations on the maximum number of Common Shares reserved or issued to insiders; (d) increase the maximum number of Common Shares issuable pursuant to the Option Plan; or (f)   amend the amendment provisions of the Option Plan.

As at the date of this Information Circular, the aggregate number of shares issued under options and Performance Warrants granted by the Corporation is 24,099,750 Common Shares (7.4 percent of the Corporation's outstanding Common Shares) leaving an aggregate of 8,497,788 Common Shares (2.6 percent of the Corporation's outstanding Common Shares) available for future stock options grants.  The Corporation intends, on a going forward basis, to periodically grant to its directors and officers incentive stock options to purchase Common Shares.

Incentive Plan Awards

Outstanding Option and Performance Warrant-based Awards

The following table sets forth all option and Performance Warrant based awards outstanding for each Named Executive Officer as of September 30, 2010.

Option and Performance Warrant based Awards
Name	Number of securities underlying unexercised stock options and performance warrants(1) (2) (“PW”) (# of Common Shares)	Option/Performance Warrant Exercise Price ($/share)	Option/Performance Warrant expiry date	Value of unexercised in-the-money stock options/performance warrants(3) ($)
Murray Rodgers	942,500 870,000 3,987,500 (PW)	0.345 0.207 0.207	June 25, 2014 April 1, 2015 April 6, 2015	6,500 126,000 577,500
Louisa DeCarlo	725,000 580,000 3,262,500 (PW)	0.345 0.207 0.207	June 25, 2014 April 1, 2015 April 6, 2015	5,000 84,000 472,500
Randy Neely	725,000 580,000 2,900,000 (PW)	0.345 0.207 0.207	June 25, 2014 April 1, 2015 April 6, 2015	5,000 84,000 420,000

Notes:

1.

The outstanding options set forth above were issued to the Named Executive Officers under the option plan of Old Zodiac.  As a result of the RTO and pursuant to the terms of the prior option plan and option agreements entered into with the Named Executive Officers, such options are now subject to the Option Plan of the Corporation and exercisable into Common Shares of the Corporation.

2.

The outstanding Performance Warrants set forth above were issued to the Named Executive Officers by Old Zodiac.  As a result of the RTO and pursuant to the terms of the performance warrant certificates which govern the terms and conditions of the Performance Warrants, such Performance Warrants are not exercisable into Common Shares of the Corporation.

3.

The value of the unexercised in-the-money options/Performance Warrants has been calculated based on the difference between: (i) the $0.51 per common share of Old Zodiac ($0.352 per Common Share after giving effect to the Exchange Ratio) based on the financing price for Old Zodiac's subscription receipt financing (the "Subscription Receipt Price") which closed on September 2, 2010 with the release of the financing proceeds being conditional on the closing of the RTO; and (ii) the exercise price of the stock options and Performance Warrants granted.  Management believes the Subscription Receipt Price is more reflective of the market value of the Common Shares as compared to the trading values of the Common Shares on the TSX Venture Exchange at the time of the financial year-end of the Corporation given the small and irregular volume in trading that occurred in the last month of the Corporation's financial year-end.

Stock Option Plan and Performance Warrant Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based and share based awards which vested during the nine month period ended September 30, 2010 and the value of non-equity incentive plan compensation earned during the nine month period ended September 30, 2010.

Name	Option-based awards – Value vested during the year(1) ($)	Performance warrant awards – Value vested during the year(1) ($)
Murray Rodgers	44,167	144,375
Louisa DeCarlo	29,666	118,125
Randy Neely	29,666	105,000

Note:

1.

The value vested during the year for the options/Performance Warrants has been calculated based on the difference between: (i) the Subscription Receipt Price; and (ii) the exercise price of the stock options and Performance Warrants granted.

Pension Plan Benefits

The Corporation does not have a pension or similar benefit program.

Termination and Change of Control Benefits

Old Zodiac entered into executive employment agreements (the "Executive Employment Agreements") with each of Murray Rodgers, Randy Neely and Louisa DeCarlo on May 1, 2010.  The Executive Employment Agreements have been assumed by the Corporation and continue indefinitely until terminated in accordance with the terms thereof and the annual base salary prescribed thereunder is subject to annual review.

The Executive Employment Agreements may be terminated by the Corporation at any time for just cause and in such case the executive is entitled to payment of any pro rata annual base salary earned but unpaid through to the cessation date, any declared but unpaid cash bonuses and accrued and unused vacation and reimbursable expenses.  The Executive Employment Agreements may be terminated by the Corporation without just cause upon payment of: (i) pay in lieu of notice equal to 24 months salary; and (ii) all outstanding and accrued vacation pay to the date of termination (the "Payout Amount").  Additionally, in the event of a "Change of Control" (as such term is defined in the Executive Employment Agreements), the executives have the right, for a period of thirty days following the Change of Control, to terminate the Executive Employment Agreement and in such case, to be paid the applicable Payout Amount.  In each case in which the Payout Amount becomes payable, in order to receive same, the executive is required to provide a release in favour of the Corporation and its affiliates, in form satisfactory to the Corporation.

Upon termination of employment of an NEO, there is no automatic acceleration of, or any other benefit relating to, any stock options which may as at such date be held by the NEO, but certain of the stock options are required to be exercised within a specified period of time upon an individual ceasing to be a service provider.  Pursuant to the Option Plan, the board of directors of the Corporation may, at its discretion, accelerate the vesting of stock options.  Upon a "Change of Control" of the Corporation (as such term is defined in the Option Plan) any unvested stock options are accelerated.

See the table below for the estimated incremental payments, payables and benefits to the NEO's pursuant to their Executive Employment Agreements assuming a termination or a change of control effective September 30, 2010.

Name	Triggering Event	Cash Payment ($)	Options and Performance Warrants(2) ($)	Total ($)
Murray Rodgers	Change of Control and Termination(1)	480,000	710,000	1,190,000
	Change of Control without Termination	0	710,000	710,000
	Termination by Corporation without Just Cause	480,000	190,708	670,708
Louisa DeCarlo	Change of Control and Termination(1)	420,000	561,500	981,500
	Change of Control without Termination	0	561,500	561,500
	Termination by Corporation without Just Cause	420,000	149,458	569,458
Randy Neely	Change of Control and Termination(1)	420,000	561,500	981,500
	Change of Control without Termination	0	561,500	561,500
	Termination by Corporation without Just Cause	420,000	136,333	556,333

Notes:

1.

The payments or benefits are triggered if the executive terminates his or her employment within thirty days following a Change of Control.

2.

There is no automatic acceleration of stock options in the event of a termination of employment or resignation of an NEO.  Vesting of stock options and the acceleration of vesting is in the discretion of the board of directors of the Corporation.  Upon a Change of Control, any unvested stock options vest and become immediately exercisable.  If stock options were accelerated by the board of directors of the Corporation in the event of a termination or resignation of the NEO, or in the event of a Change of Control, stock options to purchase 1,812,500, 1,305,000 and 1,305,000 Common Shares, respectively, would have been accelerated in respect of Messrs. Rodgers and Neely and Ms. DeCarlo, respectively, having the values set forth in the table above, at September 30, 2010, based on the Subscription Receipt Price less the applicable exercise price.

REMUNERATION OF DIRECTORS

The Corporation does not currently pay cash fees for services to the members of its board of directors.  The Corporation will reimburse members of the board of directors for out-of-pocket expenses incurred by directors in carrying out their duties as directors of the Corporation.  Each of the members of the board of the directors has been granted stock options under the Corporation's Option Plan.  The stock options granted to members of the Corporation's board of directors are subject to the same rights, terms and conditions as stock options granted under the Option Plan to officers, employees and consultants.

Directors Summary Compensation Table

The following table sets forth for the nine-month period ended September 30, 2010, information concerning the compensation paid to the Corporation's directors other than members of the board of directors who are also Named Executive Officers.  There was no compensation paid to non-executive directors in their capacity as directors of the Corporation for the year ending September 30, 2010 prior to the completion of the RTO, other than to Len Guenther, a former director of Peninsula, who was paid the sum of $18,100 in respect of consulting services provided to Peninsula during 2010.

Director's Name	Fees Earned ($)	Share-based awards ($)	Option-based awards(1) (2) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Clay Robinson	-	-	35,090	-	-	-	35,090
Douglas Allen	-	-	35,090	-	-	-	35,090
Gary Guidry	-	-	35,090	-	-	-	35,090
Robert Cross	-	-	56,144	-	-	-	56,144

Notes:

1.

The outstanding options set forth above were issued to the directors under the option plan of Old Zodiac.  As a result of the RTO and pursuant to the terms of the prior option plan and option agreements entered into with the directors, such options are now subject to the Option Plan of the Corporation and exercisable into Common Shares of the Corporation.

2.

Reflects the grant date fair value of the applicable awards.  The grant date fair values for compensation purposes is calculated using the Black Scholes Option pricing methodology with the following assumptions: risk free interest rate of 1.62%, expected life of 2.6 years, volatility of 75.37% and no expected dividends.  The Corporation has not incorporated an estimated forfeiture rate for stock options that will not vest, rather the Corporation accounts for actual forfeitures as they occur.

Directors' Outstanding Option-Based Awards

The following table sets forth all option-based awards outstanding as at September 30, 2010 for each of the Corporation's directors, other than Murray Rodgers who is also a Named Executive Officer.

Option-based Awards
Name	Number of securities underlying unexercised options (1) (# of Common Shares)	Option exercise price (2) ($/share)	Option expiration date	Value of unexercised in-the-money options(3) ($)
Clay Robinson	217,500 362,500	0.345 0.207	June 24, 2014 April 1, 2015	1,500 52,500
Douglas Allen	217,500 362,500	0.345 0.207	June 24, 2014 April 1, 2015	1,500 52,500
Gary Guidry	217,500 362,500	0.345 0.207	June 24, 2014 April 1, 2015	1,500 52,500
Robert Cross	580,000	0.207	April 1, 2015	84,000

Notes:

1.

The outstanding options set forth above were issued to the directors under the option plan of Old Zodiac.  As a result of the RTO and pursuant to the terms of the prior option plan and option agreements entered into with the directors, such options are now subject to the Option Plan of the Corporation and exercisable into Common Shares of the Corporation.

2.

The option exercise price is shown after giving effect to the Exchange Ratio.

3.

The value of the unexercised in-the-money options has been calculated based on the difference between: (i) the Subscription Receipt Price; and (ii) the exercise price of the stock options granted.  Management believes the Subscription Receipt Price is more reflective of the market value of the Common Shares as compared to the trading values of the Common Shares on the TSX Venture Exchange at the time of the financial year-end of the Corporation given the small and irregular volume in trading that occurred in the last month of the Corporation's financial year-end.

Stock Option Plan Awards – Value Vested or Earned During the Year

The following table sets forth for of the members of the Corporation's board of directors, other than directors who are also Named Executive Officers the value of option-based awards during the nine month period ended September 30, 2010.  The Corporation does not provide its members of the board of directors, other than directors who are Named Executive Officers, non-equity incentive plan compensation.  The Corporation did not have any share-based awards outstanding at the end of the most recently completed financial year.

Name	Option-based awards – Value that vested during the nine months ended September 30, 2010(1) (2) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Clay Robinson	18,000	-	-
Douglas Allen	18,000	-	-
Gary Guidry	18,000	-	-
Robert Cross	28,000	-	-

Notes:

1.

The outstanding options set forth above were issued to the directors under the option plan of Old Zodiac.  As a result of the RTO and pursuant to the terms of the prior option plan and option agreements entered into with the directors, such options are now subject to the Option Plan of the Corporation and exercisable into Common Shares of the Corporation.

2.

The value of the value vested during the year has been calculated based on the difference between: (i) the Subscription Receipt Price; and (ii) the exercise price of the stock options granted.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular.  The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F2 which is attached to NI 58-101 ("Form 58-101F2 Disclosure").  Set out below is a description of the Corporation's current corporate governance practices, relative to the Form 58-101F2 Disclosure.

1.

Board of Directors – Disclose how the Board of Directors (the "Board") facilitates its exercise of independent supervision over management, including:

(a)

the identity of directors that are independent

The following four directors of the Corporation are independent (for purposes of NI 58-101):

Clay Robinson (Chairman)

Douglas Allen

Gary Guidry

Robert Cross

(b)

the identity of directors who are not independent, and the basis for that determination.

Murray Rodgers is not independent as he also occupies the position of President and Chief Executive Officer of the Corporation.

As the Chairman and a majority of the members of the Board are independent, the Board believes it can function independently of management.  If determined necessary or appropriate, at the end of or during each meeting of the Board or the Committees, the members of management of the Corporation and the non-independent director of the Corporation who are present at such meeting may be asked to leave the meeting in order for the independent directors to meet.  In addition, other meetings of the independent directors may be held from time to time if required.

2.

Directorships – If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers
Gary Guidry	Orion Oil & Gas Corporation TransGlobe Energy Corp. Africa Oil Corp. Shamaran Petroleum Corp.
Robert Cross	PetroDorado Energy Ltd. BNK Petroleum Inc. B2gold Corp. Avanti Mining Inc. Bankers Petroleum Ltd.

Murray Rodgers	Cobra Venture Corporation

3.

Orientation and Continuing Education – Describe what steps the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

Due to the size of the Corporation's Board of Directors, no formal education program currently exists for the orientation of new directors and existing directors.  While the Corporation does not currently have a formal orientation program for new directors, new directors are provided with access to all background documents to the Corporation, including all corporate records, prior board materials and copies of the mandate of each of the Board of Directors and each of the Audit Committee, Reserves and Risk Assessment Committee and Compensation Committee and a presentation is made by management to new directors respecting the nature and operations of the Corporation's business.  Existing directors are also expected to provide orientation and education to new members on an informal and ad hoc basis.

As noted above, no formal continuing education program currently exists for the directors of the Corporation; however, the Corporation encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters.  Each director of the Corporation has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

4.

Ethical Business Conduct – Describe what steps the board takes to encourage and promote a culture of ethical business conduct.

The Board of Directors recently adopted a Code of Business Conduct and Ethics (the "Code") applicable to all members of the Corporation, including directors, officers and employees.  Each director, officer and employee of the Corporation has been provided with a copy of the Code and, in addition, a copy of the Code has been filed on SEDAR at www.sedar.com and the Corporation's website at www.zodiacexploration.ca.  All employees are provided with a copy of the Code upon commencement of employment.  The Board of Directors monitors compliance with the Code by requiring each of the senior officers of the Corporation to affirm in writing on an annual basis his or her agreement to abide by the Code, as to his or her ethical conduct and in respect of any conflicts of interest.

5.

Nominations of Directors – Disclose what steps are taken to identify new candidates for board nomination, including (i) who identifies new candidates, and (ii) the process of identifying new candidates.

The Board of Directors as a whole is responsible for recommending suitable candidates for nominees for election or appointment as director, and recommending the criteria governing the overall composition of the Board and governing the desirable characteristics for directors.  In making such recommendations, the Board of Directors is to consider: (i) the competence and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competence and skills that the Board considers each existing director to possess; (iii) the competencies and skills that each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The Board of Directors is also to review on a periodic basis the composition of the Board to ensure that an appropriate number of independent directors sit on the Board, and analyze the needs of the Board and recommend nominees who meet such needs.

6.

Compensation – Disclose what steps are taken to determine compensation for the directors and CEO, including (i) who determines compensation, and (ii) the process of determining compensation.

Compensation of Directors

The Compensation Committee conducts a yearly review of directors' compensation having regard to various reports on current trends in directors' compensation and compensation data for directors of reporting issuers of comparative size to the Corporation.  Recommendations are brought by the Compensation Committee to the Board for approval.

Compensation of Officers, including the CEO

The Compensation Committee is responsible for developing and recommending management compensation policies, programs and levels to the Board of Directors to make sure they are aligned with shareholders' interests and corporate performance.  See "Statement of Executive Compensation" as contained in the accompanying Information Circular of the Corporation.

7.

Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.

In addition to the Audit Committee and Compensation Committee, the Corporation also has a Reserves and Risk Assessment Committee which is responsible for various matters relating to reserves and safety matters concerning the Corporation that may be delegated to the Reserves Committee pursuant to National Instrument 51-101 (Standards for Disclosure for Oil and Gas Activities) ("NI 51-101"), including:

a)

reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

b)

reviewing the Corporation's procedures for providing information to the independent reserves evaluator;

c)

meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in National Instrument 51 101 – Standards of Disclosure for Oil & Gas Activities) and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

d)

reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, providing a recommendation to the Board in the selection of the replacement evaluator, and determining the reason for any proposed change therefor and whether there have been any disputes with management;

e)

providing a recommendation to the Board as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

f)

reviewing the Corporation's procedures for reporting other information associated with oil and gas producing activities;

g)

generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation's reserves;

h)

review the Corporation's fundamental policies pertaining to environment, health and safety and ascertain that policies and procedures are in place to minimize environmental, occupational health and safety and other risks to asset value and mitigate damage to or deterioration of asset value;

i)

review the Corporation's performance with all applicable laws and regulations with respect to environment health and safety;

j)

review the findings of any significant report by regulatory agencies, external environment, health and safety consultants or auditors concerning the Corporation's performance in environment, health and safety;

k)

review any necessary corrective measures taken to address issues and risks identified by the Corporation, external auditors or by regulatory agencies;

l)

review any emerging trends, issues and regulations related to environment, health and safety that are relevant to the Corporation; and

m)

review the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and review that information with management.

8.

Assessments – Disclose what steps the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors is responsible by its mandate to evaluate the effectiveness of the Board, committees and individual directors.  The Board of Directors evaluates Board effectiveness through both its formal and informal communications with Board members.  The Board of Directors, with the participation of the Chairman, may recommend changes to enhance Board performance based on this communication as well as based on its review and assessment of the Board structure and individuals in relation to current industry and regulatory expectations.  This methodology has been both responsive and practical.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation's equity compensation plans include the Option Plan described above and Performance Warrants.  The following table sets forth information in respect of outstanding performance warrants and options granted as at September 30, 2010.

Plan Category	Common Shares to be issued upon exercise of options granted (1) (#)	Weighted average price of options/Performance Warrants granted (1) ($ per Common Share)	Number of Common Shares remaining for future issuance under equity compensation plans (#)
Equity Compensation Plans Approved by Shareholders (1)	9,748,834	$0.273	11,859,527
Equity Compensation Plans Not Approved by Shareholders(2)	10,150,000	$0.207	Nil
Total	19,898,834	$0.239	11,859,527

Notes:

1.

The Option Plan was approved by the Corporation's shareholders at the annual and special meeting of the Corporation held on September 28, 2010.

2.

As the Performance Warrants were granted by Old Zodiac and given the fact that there are no remaining Performance Warrants available for issuance under the terms of such Performance Warrants, the Performance Warrants were not required to be approved by the Corporation's shareholders.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee for director, senior officer, or anyone who has held office as such since the commencement of the last completed fiscal year of the Corporation, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors, except as set forth in this Information Circular.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At no time during the most recently completed financial year was there any indebtedness of any director or officer, or any associate of any such director or officer to the Corporation or to any other entity which is, or at any time since the beginning of the most recently completed financial period, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors, executive officers, principal shareholders of the Corporation, or informed persons (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), and no associate or affiliate of any of them, has or has had any material interest in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transactions which has materially affected or would materially affect the Corporation.

There are potential conflicts of interest to which the directors and officers of the Corporation will be subject in connection with the operations of the Corporation.  In particular, certain of the directors and officers of the Corporation are involved in managerial and/or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of the Corporation or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Corporation.  See "Participation of Directors in Other Reporting Issuers" under the "Corporate Governance Disclosure" of this Information Circular.  Conflicts, if any, will be subject to the procedures and remedies available under the Business Corporations Act (Alberta) (the "ABCA").  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director, any executive officer or anyone who has held office as such since the beginning of the Corporation's last financial year, any proposed director, or any associate or affiliate of any of the foregoing named persons on any matter to be acted on at the Meeting, knows of no other matters to come before the Meeting other than as set forth above and in the notice of meeting.  Should any other matters properly come before the Meeting, other than the election of directors, appointment auditors and approval of the Option Plan or the Consolidation Resolution, the accompanying proxy will be voted on such matter or matters in accordance with the best judgement of the person or persons voting the proxy.

OTHER MATTERS COMING BEFORE THE MEETING

Management of the Corporation knows of no other matters to come before the Meeting other than as set forth above and in the notice of meeting.  Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

BOARD APPROVAL

The Board of Directors of the Corporation has approved the contents, and sending at, this Information Circular to the shareholders of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information in respect of the Corporation and its affairs is provided in the Corporation's audited financial statements for the period ended September 30, 2010, the related management discussion and analysis and the annual information form ("AIF").  Copies of the financial statements, management discussion and analysis and the AIF are available on SEDAR, upon request from the Corporation (telephone number: (403) 444-7848), or via the Corporation's website at www.zodiacexploration.ca.

Also see "Audit Committee Information" in the Corporation's AIF for the period ended September 30, 2010 for information relating to the Audit Committee, including its mandate, composition of the Audit Committee and fees paid to the Corporation's auditors.